Morgan Stanley

Morgan Stanley Compensation & Governance Practices

April 2026

Morgan Stanley's Board of Directors Recommends Shareholders Vote:

FOR: Three Management Proposals

1. Approve the compensation of Named Executive Officers ("Say on Pay" Non-Binding Advisory Vote)
2. Elect all Director Nominees
3. Ratify Deloitte & Touche LLP's Appointment as the Firm's Independent Auditor

AGAINST: One Shareholder Proposal

1. Independent Board Chairman

Outstanding Performance Across Metrics Firmwide

1 FOR: Approve the compensation of Named Executive Officers ("Say on Pay" Non-Binding Advisory Vote)

- Based on outstanding individual and exceptional financial performance in 2025, total CEO compensation was set at $45MM with shareholder-aligned features
- Due to meaningful movement in 2024 Core Peer CEO pay, second year as CEO and additional role of Chairman, the CMDS Committee determined 2024 CEO compensation was not sufficiently aligned with current market pay norms and market pay aligned with the CEO's expanded role, Firm performance, and latest peer benchmark was the more appropriate reference before factoring in holistic review of 2025 absolute and relative Firm and individual performance results
- Under Mr. Pick's leadership and with the consistent execution of a well-defined strategy, accomplished results for 2025 as indicated below

ROTCE (1) of 21.6%, Best-in-class Returns (vs. Core Peers Avg. of 14.3%)	Record Net Revenues of $70.6Bn, +14% YoY	Net Income of $16.9Bn (2), +26% Efficiency Ratio of 68% (3), Exceeding Stated Goal	Standardized CET 1 Capital Ratio of 15.0% (4) Accreted $8.1Bn of CET 1 Capital in 2025, while Exceeding ROTCE Goal
Delivered TSR of 45%, Adding ~$80Bn to Market Cap, Increasing by 39% (5)	Upheld the Firm's Strong Culture of Partnership, Rigor and Humility	Increased Quarterly Dividend for 4th Consecutive Year and Maintained Highest Dividend Yield vs. Core Peers (6)	Maintained Premium Valuation (7) vs. Core Peers

The End Notes are an integral part of this Presentation. See slides 21-23 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

The Integrated Firm: Executing on a Higher Plane

EARNINGS GROWTH

EPS ($) [(1)]


10.21
8.03
7.95
$7.50
6.46
6.15
5.19
5.18
4.73
$4.47
2.92
3.07
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
2016 – 2020 Average

HIGHER RETURNS

ROTCE (%)


21.6%
19.8%
18.8%
17.6%
15.2%
15.3%
13.5%
13.4%
12.8%
12.1%
9.3%
9.2%
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
2021 – 2025 Average

The End Notes are an integral part of this Presentation. See slides 21-23 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Driving Asset and Revenue Growth While Maintaining Strong Capital and Growing the Dividend

TOTAL CLIENT ASSETS [1]

Wealth & Investment Management Total Client Assets ($Tn)


6.6
7.9
9.3
2023
2024
2025

REVENUE GROWTH

Net Revenues ($Bn)


54.1
61.8
70.6
2023
2024
2025

ROBUST EXCESS CAPITAL

Common Equity Tier 1 Ratio (%)


15.2%
12.9%
15.9%
13.5%
15.0%
11.8%
2023
2024
2025
Regulatory Requirement [2]

SUPPORTING CONSISTENT DIVIDEND GROWTH

Quarterly Dividend per Share ($) [3]


0.85
0.93
1.00
2023
2024
2025

The End Notes are an integral part of this Presentation. See slides 21-23 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Tracking Firmwide Goals: $9Tn+ in Client Assets and Institutional Wallet Share Gains

COMPOUNDING ASSETS

Total Client Assets ($Tn)



4.8
9.3
2020
2025
Wealth Management
Investment Management

GAINING SHARE

Institutional Securities Wallet Share (%) (1)



14.3%
15.5%
2020
2025

The End Notes are an integral part of this Presentation. See slides 21-23 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Track Record of Effective Investments and Strategic Expansion Over Time Driving Results Today

EXPANDING OUR CAPABILITIES THROUGH STRATEGIC INVESTMENTS & INORGANIC GROWTH OPPORTUNITIES

Areas of Investments	Acquisitions
Talent Across Businesses	Smith Barney
Differentiated Client Solutions	Mesa West
Expanded Bank Offering	Solium
World-Class Tech and Modernization	E*TRADE
Infrastructure to Support Growth	Eaton Vance
The Integrated Firm	EquityZen

FY 2025 Results: $70.6Bn in Net Revenues, $10.21 EPS, and 21.6% ROTCE

Strategy Delivering Growth Across Businesses

NET REVENUES (1)



($Bn)
$54.1
$5.4
$26.3
$23.1
$61.8
$5.9
$28.4
$28.1
$70.6
$6.5
$31.8
$33.1
2023
2024
2025
Institutional Securities
Wealth Management
Investment Management

The End Notes are an integral part of this Presentation. See slides 21-23 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Strong Results in 2025 On Track or Exceeding Firmwide Goals Driven by Four Pillars of The Integrated Firm

STRATEGIC OBJECTIVES

STRATEGY

CULTURE

FINANCIAL STRENGTH

GROWTH

	FIRMWIDE GOALS [1]	2024 RESULTS	2025 RESULTS
Client Assets	$10Tn +	$7.9Tn	$9.3Tn
WM Pre-Tax Margin [2]	30%	27%	29%
ISG Wallet Share	Durable Share Gains	✓	✓
Efficiency Ratio	70%	71%	68%
ROTCE	20%	18.8%	21.6%

The End Notes are an integral part of this Presentation. See slides 21-23 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Continue to Generate Strong Shareholder Returns

Strong relative long-term performance by Morgan Stanley vs. peer average and market

For 2025, Morgan Stanley achieved a market capitalization of $282 billion

1-YEAR (2025) TSR (1)



45%
46%
15%
Morgan Stanley
Core Peers
S&P 500 Fin. Index

3-YEAR (2023 - 2025) TSR (2)



131%
149%
68%
Morgan Stanley
Core Peers
S&P 500 Fin. Index

5-YEAR (2021 - 2025) TSR (3)



204%
188%
103%
Morgan Stanley
Core Peers
S&P 500 Fin. Index

The End Notes are an integral part of this Presentation. See slides 21-23 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Compensation Philosophy & Features

Our program is built for long-term sustainable value creation; the Firm is committed to a pay for performance philosophy, which supports the Firm's culture and values and shareholders' interests

OUR COMPENSATION PHILOSOPHY

- **DELIVER PAY FOR SUSTAINABLE PERFORMANCE**
- **ALIGN COMPENSATION WITH SHAREHOLDERS' INTERESTS**
- **MITIGATE EXCESSIVE RISK-TAKING**
- **ATTRACT AND RETAIN TOP TALENT**

HOW WE ENSURE CEO PAY IS TIED TO LONG-TERM SUSTAINABLE VALUE CREATION

75% of incentive compensation awarded in equity	**100%** of deferred incentive compensation awarded in equity	**100%** of deferred incentive compensation is performance-vested
Vesting in **Year 3**	**Share Ownership & Retention Requirement** **10x** Salary & **75%** retained first 5 years; **50%** thereafter	**Best Practices** Prohibitions on pledging, hedging, selling short and trading derivatives, and no excise tax protection upon change-in-control

CEO Pay Determination Framework

Our comprehensive pay framework aligns pay with performance, emphasizing integrity, competitive market practices, and shareholder alignment

HOW WE DETERMINE CEO PAY

SET PERFORMANCE PRIORITIES	EVALUATE MARKET PAY	ASSESS ABSOLUTE & RELATIVE PERFORMANCE
The Board sets Firmwide and business-segment performance priorities and considers performance against those priorities together with absolute and relative results, in determining final CEO pay	The Committee considers market pay data and peer practices in assessing relative pay positioning	The Committee evaluates absolute and relative performance, including progress against priorities tied to Firmwide goals and peer performance

DETERMINE PAY DECISION

The Committee determines CEO pay based on market pay levels and absolute and relative performance, in consultation with the Board, and determines the form and mix of pay

Performance Priorities Define What Success Looks Like

The CMDS Committee's evaluation of performance against the below priorities informs compensation decisions; these priorities are tied to Firmwide goals, allowing us to directly reward strategic, long-term business outcomes

FOUR PILLARS OF THE INTEGRATED FIRM

- **STRATEGY**
- **CULTURE**
- **FINANCIAL STRENGTH**
- **GROWTH**

HOW WE EVALUATE PERFORMANCE

- CEO leadership and alignment of a strategy with the Board and Management
- Focus on leadership, management, culture, and reputation
- Workforce development, retention, and engagement
- Maintain strong global regulatory standing
- Effective risk and control framework
- Robust Firm financial performance including ROTCE and expense efficiency ratio
- Maintain Firm resilience
- Strong credit ratings
- Business segment performance including profitability and market share
- Generate strong total shareholder returns

2025 CEO Performance & Compensation Determination

The CMDS Committee assessed CEO and Firm performance including a thorough evaluation of market pay and absolute and relative performance, and determined 2025 CEO compensation

HOW WE INCORPORATE PERFORMANCE INTO CEO PAY DECISION

STRATEGY

CULTURE

FINANCIAL STRENGTH

GROWTH

- Executed a well-defined strategy of raising, managing, and allocating capital while delivering the full, integrated Firm to clients
- Delivered exceptional financial performance with best-in-class ROTCE of 21.6% and record Net Revenues of $70.6Bn
- Maintained strong capital and liquidity positions while driving earnings growth and operating leverage
- Increased tenure as CEO with the addition of Chairman responsibilities, and continued to retain and motivate an exceptional leadership team
- Continued to retain premium valuation and deliver strong total shareholder returns



75%* Equity
100% Performance-Vested
32.6 At-Risk
Shares earned can range from 0 to 1.5x of target based on three-year performance against robust absolute and relative ROTCE objectives, and up to 2.0x target for significant outperformance
25%* Cash Bonus
10.9
Salary
1.5
Total Pay
$45MM

* % of Incentive Compensation

Performance Stock Unit Program Enhancements

We regularly review our compensation program to ensure it remains committed to our compensation philosophy, is aligned with long-term strategic objectives, addresses market competitiveness, and effectively responds to shareholder expectations

HOW WE ENHANCED SHAREHOLDER ALIGNMENT OF PSU PROGRAM

LONG-TERM, SUSTAINABLE FOCUS	STRONGER EXECUTIVE OWNERSHIP	HEIGHTENED PERFORMANCE STANDARDS	DRIVE ACCOUNTABILITY
Align max performance threshold to Firmwide ROTCE goal	Increase PSU amounts for CEO and Named Executive Officers	Combined and increased ROTCE thresholds	Extend participation to the Firm’s Management Committee

Details are disclosed in the Compensation Discussion and Analysis in the 2026 Proxy Statement

Committed to Maintaining Best in Class Governance

2 FOR: Elect All Director Nominees

KEY CORPORATE GOVERNANCE PRACTICES

Robust Board Oversight

- The Firm's strategy, including an annual offsite with management
- Annual business plans
- Enterprise Risk Management framework
- Sustainability matters
- Culture, values and conduct
- Succession plans for CEO and senior executives

Annual Board Evaluation

- One-on-one interviews for Board, Independent Lead Director and committee evaluations include:
  - Duties and responsibilities, including individual director performance
  - Board and committee structure
  - Culture, process and execution
- Policies and practices are revised as appropriate

Shareholder Rights and Accountability

- Adopted proxy access
- Shareholders who own at least 25% of common stock may call a special meeting of shareholders
- All directors elected annually by majority vote
- No "poison pill" in effect

Longstanding Sustainability Strategy

- Set a goal to mobilize $1 trillion to support sustainable solutions by 2030
- Goal to reach net-zero financed emissions by 2050 with interim 2030 financed emissions targets
- Achieved carbon neutrality across our global operations since 2022
- Environmental and Social Policy Statement helps to safeguard shareholder value

Value and Respond to Shareholder Feedback

- Investor input in recent years has led to:
  - Enhanced proxy disclosure of pay for performance
  - Inclusion of Board skills matrix
  - Reporting on talent and culture
  - Amendment to the Board's "overboarding" policy
  - Enhanced disclosures on political activities

Board of Directors has Relevant and Broad Experience

BOARD TENURE BALANCE (1)

Average Tenure: **7 years**


10 years +
5
Less than 5 years
7
5–10 years
3

BOARD INDEPENDENCE

All members of all committees are non-management, and the Board benefits from an engaged Independent Lead Director with expansive responsibilities


Management
1
Non-Management
14

BOARD COMPOSITION (1)

4 DIRECTORS
born outside of the U.S.

66 YEARS
average age of Board upon election at annual meeting

5 NEW DIRECTORS
in the last three years (since beginning of 2023)

NOMINEES' SKILLS ALIGN WITH FIRM BUSINESS MODEL AND STRATEGY (1)


Leadership 15
Public Company Governance 14
Human Capital Management 13
Risk Management 13
Accounting / Financial Reporting 12
Financial Services 12
Global / International Perspective 12
Current or Former CEO 11
Academia / Government / Public Policy / Regulatory Affairs 10
Strategic Planning 9
Sustainability 9
Cybersecurity / Technology / Information Security 7

The End Notes are an integral part of this Presentation. See slides 21-23 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Independent Board Leadership and Board Refreshment (1)

2 FOR: Elect All Director Nominees



Megan Butler (61)
Tenure: 2 Years
- Previously Executive Director at the U.K. Prudential Regulation Authority and the U.K. Financial Conduct Authority



Thomas H. Glocer (66)
Independent Lead Director
Tenure: 13 Years
- Currently Managing Partner of Angelic Ventures, LP
- Previously CEO of Thomson Reuters Corporation and M&A lawyer at Davis Polk & Wardwell LLP



Lynn J. Good (67)
Tenure: 1 Year
- Previously Chair, CEO and President of Duke Energy Corporation



Robert H. Herz (72)
Audit Chair
Tenure: 14 Years
- Currently President of Robert H. Herz LLC
- Previously Chairman of Financial Accounting Standards Board



Yasushi Itagaki (61)
Nominee
- Deputy Chairman of MUFG



Erika H. James (56)
Tenure: 4 Years
- Currently Dean of the Wharton School of the University of Pennsylvania
- Previously John H. Harland Dean at Emory University's Goizueta Business School



Hironori Kamezawa (64)
Tenure: 5 Years
- Currently Chairman of MUFG and Director of MUFG
- Previously President and Group CEO of MUFG and Director of MUFG Bank



Shelley Leibowitz (65)
Tenure: 6 Years
- Currently President of SL Advisory
- Previously Group Chief Information Officer for the World Bank and Chief Information Officer of several financial services firms



Jami Miscik (67)
Ops and Tech Chair
Tenure: 12 Years
- Currently CEO of Global Strategic Insights
- Previously CEO and Vice Chair of Kissinger Associates, Inc., Global Head of Sovereign Risk at Lehman Brothers, and Deputy Director for Intelligence at the CIA



Dennis M. Nally (73)
CMDS Chair
Tenure: 10 Years
- Previously Chairman of Pricewaterhouse Coopers International Ltd.



Douglas L. Peterson (67)
Tenure: 1 Year
- Previously President and CEO of S&P Global Inc.



Edward Pick (57)
Tenure: 2 Years
- Chairman and CEO of Morgan Stanley
- Previously Co-President and Head of Corporate Strategy, and Head of Institutional Securities of Morgan Stanley



Mary L. Schapiro (70)
Tenure: 8 Years
- Currently Vice Chair for Public Policy and Special Advisor to the Founder and Chairman of Bloomberg L.P.
- Previously Chair of U.S. Securities and Exchange Commission



Perry M. Traquina (70)
Risk Chair
Tenure: 11 Years
- Previously Chair, CEO and Managing Partner of Wellington Management Company LLP



Rayford Wilkins, Jr (74)
G&S Chair
Tenure: 13 Years
- Previously CEO of Diversified Businesses of AT&T Inc.

○ = New Director since 2023

The End Notes are an integral part of this Presentation. See slides 21-23 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Independent Lead Director with Robust Responsibilities

BOARD GOVERNANCE AND LEADERSHIP

- Preside at all meetings of the Board at which the Chairman is not present
- Have the authority to call, and lead, non-management director sessions and independent director sessions
- Help facilitate communication among the Chairman and CEO and the non-management and independent directors, including serving as liaison between the Chairman and the independent directors
- Approve the types and forms of information sent to the Board
- Solicit the non-management directors for advice on agenda items for meetings of the Board and executive sessions to help facilitate Board focus on key issues and topics of interest to the Board
- Be available, if requested, to meet with the Firm's primary regulators
- Be available, if requested by major shareholders, for consultation and direct communication in accordance with the Corporate Governance Policies

ADVISING THE CHAIRMAN AND CEO

- Communicate with the Chairman and CEO between meetings and act as a “sounding board” and advisor
- Consult with the non-management and independent directors and advise the Chairman and CEO of the Board’s informational needs
- Collaborate with the Chairman and CEO in developing the agenda for meetings of the Board
- Approve Board meeting agendas and the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items
- Have authority to request inclusion of additional agenda items
- Communicate with the Chairman and CEO and other members of management, as appropriate, about decisions reached, suggestions and views expressed by non-management directors in executive sessions or outside of Board meetings

BOARD EFFECTIVENESS AND SUCCESSION PLANNING

- Lead the annual evaluation of the performance and effectiveness of the Board including consultation with each non-management director regarding Board performance and effectiveness and, as necessary, individual director performance
- Help facilitate the efficient and effective functioning and performance of the Board
- Help facilitate discussion and open dialogue among non-management directors during Board meetings, executive sessions and outside of Board meetings
- Consult with the Chair of the G&S Committee on Board succession planning and Board committee appointments
- Coordinate with the Chair of the G&S Committee on recruiting and interviewing candidates for the Board
- Consult with the Chair of the CMDS Committee on the annual evaluation of the performance of the CEO

Overview of Shareholder Proposal

1 AGAINST: Independent Board Chairman – *John Chevedden*

- The Board does not believe in a "one-size-fits-all" permanent and prescriptive leadership mandate that undermines our ability to adapt to changing circumstances. It is in the best interest of the Firm and its shareholders for the Board to have the flexibility to exercise its judgement to determine the optimal Board leadership structure based on applicable facts and circumstances.
- The proposal lacks any empirical evidence that having an independent director serve as Chairman of the Board is in the best interests of the Firm's shareholders.
- Under our current leadership structure, we have broadly met or exceeded our Firmwide goals and in 2025, the Firm reported record net revenues and net income with strong results across all of our business segments, demonstrating the strength of our integrated firm.
- The proposal fails to recognize the stature of the Board's Independent Lead Director and our corporate governance practices and policies that ensure substantial independent Board oversight of management and provide a strong, effective counterbalance to the Chairman and CEO.

Notes

The information provided herein includes certain non-GAAP financial measures. The definition of such measures and/or the reconciliation of such measures to the comparable U.S. GAAP figures are included in this presentation, or in Morgan Stanley's (the 'Firm') Annual Report on Form 10-K, Definitive Proxy Statement, Quarterly Reports on Form 10-Q and the Firm's Current Reports on Form 8-K, as applicable, including any amendments thereto, which are available on www.morganstanley.com, or within this presentation. The End Notes are an integral part of this presentation.

This presentation may contain forward-looking statements including the attainment of certain financial and other targets, and objectives and goals. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management's current estimates, projections, expectations, assumptions, interpretation or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. The Firm does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of forward-looking statements. For a discussion of risks and uncertainties that may affect the future results of the Firm, please see the Firm's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as applicable, which are available on www.morganstanley.com. This presentation is not an offer to buy or sell any security.

For information and impact of the Firm's acquisitions, please refer to prior period filings of the Firm's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

The statements in this presentation are current only as of their respective dates.

End Notes

These notes refer to the financial metrics and/or defined terms presented on Slide 3

1. **Return on average tangible common equity (‘ROTCE’)** represents net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Average tangible common equity represents average common equity adjusted to exclude goodwill and intangible assets net of allowable mortgage servicing rights deduction. ROTCE and average tangible common equity are non-GAAP financial measures that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

2. **Net Income** represents net income applicable to Morgan Stanley.

3. **Expense Efficiency Ratio (‘Efficiency Ratio’)** represents total non-interest expenses as a percentage of net revenues.

4. **Common Equity Tier 1 (‘CET1’) Ratio** is based on the Basel III Standardized Approach Fully Phased-in rules and is as of year-end.

5. **Total Shareholder Return (‘TSR’)** represents the change in share price over a period of time plus the dividends paid during such period, expressed as a percentage of the share price at the beginning of such period. **Source:** Bloomberg.

6. **Core Peers** include: Bank of America, Citigroup, Goldman Sachs, JPMorgan, and Wells Fargo.
   Dividend Yield represents annualized quarterly dividend per share as of December 31, 2025 divided by share price as of December 31, 2025. **Source:** Bloomberg

7. **Valuation** represents the share price as of December 31, 2025 divided by annual consensus estimates for 2026 as of December 31, 2025. **Source:** Bloomberg

These notes refer to the financial metrics and/or defined terms presented on Slide 4

1. **Earnings per Share (‘EPS’)** represents diluted earnings per share.

These notes refer to the financial metrics and/or defined terms presented on Slide 5

1. **Total Client Assets** represent the sum of the reported Wealth Management (‘WM’) client assets and Investment Management (‘IM’) assets under management (‘AuM’). WM client assets represent those assets for which WM is providing services including financial advisor-led brokerage, investment advisory, custody, cash management, and administrative services; self-directed brokerage and investment advisory services; financial and wealth planning services; workplace services, including stock plan administration and retirement plan services. Certain WM client assets are invested in IM products and are also included in IM’s AuM.

2. **Regulatory Requirement** includes the regulatory minimum Stress Capital Buffer and G-SIB capital surcharge, as of year-end for each respective year.

3. **Quarterly Dividend Per Share** represents the dividend per share in the fourth quarter of each respective year.

These notes refer to the financial metrics and/or defined terms presented on Slide 6

1. **Institutional Securities Wallet Share** represents the percentage of Morgan Stanley’s Institutional Securities (‘ISG’) segment net revenues to the Wallet. The Wallet represents Investment Banking (‘IBD’), Equity Sales & Trading and Fixed Income Sales & Trading net revenues, where applicable, for Morgan Stanley and the following peer set: Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan, and UBS. For 2020, the peer set includes Credit Suisse, prior to UBS’ acquisition completed in June 2023.

   For peers that disclose results between multiple segments, assumptions have been made based on company disclosures. European peer results were translated to USD using average exchange rates for the appropriate period, sourced from Bloomberg.

End Notes

These notes refer to the financial metrics and/or defined terms presented on Slide 8

1. **Total Firm Net Revenues** across each time period are inclusive of Firm Intersegment Eliminations. Corresponding values for each time period include: -$714MM in 2025, -$600MM in 2024, and -$555MM in 2023.

These notes refer to the financial metrics and/or defined terms presented on Slide 9

1. **Firmwide Goals,** The attainment of these objectives assumes a normal market environment and may be impacted by external factors that cannot be predicted at this time, including but not limited to geopolitical, macroeconomic and market conditions and future legislation and regulations and any changes thereto. Please also refer to the Notice on Slide 21 of this presentation.

2. **Wealth Management Pre-Tax Margin** represents income before provision for income taxes as a percentage of net revenues.

These notes refer to the financial metrics and/or defined terms presented on Slide 10

1. Share prices pulled as of 12/31/2024 and 12/31/2025 to calculate 1-year TSR.

2. Share prices pulled as of 12/31/2022 and 12/31/2025 to calculate 3-year TSR

3. Share prices pulled as of 12/31/2020 and 12/31/2025 to calculate 5-year TSR

These notes refer to the financial metrics and/or defined terms presented on Slide 17

1. Data and metrics are as of the date of the annual meeting and are based on information self-identified by each director nominee.

These notes refer to the financial metrics and/or defined terms presented on Slide 18

1. Director ages and tenures are as of the annual meeting date. For a detailed description of each director's professional experience and qualifications, skills and attributes, see "Director Nominees" of the 2026 Proxy Statement.